EXHIBIT 3.12
AMENDMENT NO. 2 TO FIFTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
This Amendment No. 2 dated effective as of November 6, 2019 (this “Amendment”) to the Fifth Amended and Restated Limited Liability Company Agreement of Enterprise Products Holdings LLC, a Delaware limited liability company (the “Company”), is hereby adopted by Dan Duncan LLC, a Texas limited liability company (the “Member”), and the Partnership Representative (as defined below).  Capitalized terms used but not otherwise defined herein are used as defined in the Agreement (as defined below).

RECITALS

A. The Company is currently governed by that certain Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 7, 2011, as amended by Amendment No. 1 thereto, dated effective as of April 26, 2017 (as amended, the “Agreement”).
B. The Member desires to amend the Agreement on the terms and conditions hereinafter set forth.
AGREEMENT
NOW, THEREFORE, the Member hereby amends the Agreement as follows:
1. Tax Audit Matters.  The following language is hereby added as Section 7.02 of the Agreement:
“7.02  Tax Audit Matters.  For taxable years beginning on or after January 1, 2018, the voting trustees under that certain Dan Duncan LLC Voting Trust Agreement dated as of April 26, 2006 are collectively designated as the “Partnership Representative” of the Company under Section 6223 of the Internal Revenue Code of 1986, as amended (the “Code”), and the following will apply:
(a) As provided in Section 6223 of the Code, the Partnership Representative will have the sole authority to act on behalf of the Company under Subchapter C of Chapter 63 of the Code (including Sections 6221 through 6241 of the Code) and applicable U.S. Treasury regulations (the “Audit Procedures”), and any state, local, or non-U.S. tax law, including, without limitation, binding the Company and the Members with respect to tax matters; provided, however, that any imputed underpayments with respect to any adjustments of the type described in Section 6225 of the Code, shall be paid by the Company in the “adjustment year” (as defined in such Section 6225).
(b) If required under the Audit Procedures, the Partnership Representative shall appoint a qualified individual (who shall be an officer, director or manager of DDLLC) to serve as the “designated individual” through whom the Partnership Representative will act for all purposes under the Audit Procedures.  The Partnership Representative may, in its sole discretion, remove any designated individual so appointed and shall appoint a successor designated individual to replace any designated individual so removed or who resigns or otherwise ceases to serve in such capacity.
(c) The Partnership Representative will be reimbursed by the Company for all expenses incurred in connection with all examinations of the Company’s affairs by tax authorities, including resulting proceedings, and is authorized to expend Company funds for associated professional services and costs.
(d) The Members agree to cooperate in good faith and to respond on a timely basis to reasonable requests by the Partnership Representative to provide information needed to satisfy any applicable tax reporting or compliance requirements, to make any tax election, or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit, or tax liability existed on the date any such Member was a Member of the Company.  If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, as applicable, such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Partnership Representative).  Further, each Member agrees to make elections on tax returns and file amended tax returns consistent with the determinations made by the Partnership Representative in connection with any proceedings of the Company under the Audit Procedures.
(e) Each Member hereby agrees to indemnify and hold harmless the Company from and against any liability with respect to its share of any tax deficiency paid or payable by the Company that is allocable to such Member under the provisions of this Section 7.02.  The provisions contained in this Section 7.02 will survive the dissolution of the Company and the transfer, assignment, or liquidation of a Member’s interest in the Company.”
2. Governing Law.  This Amendment shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws.
3. Counterparts.  This Amendment may be executed in any number of counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.
4. Severability.  If any provision of this Amendment or its application to any person, entity or circumstance is held invalid or unenforceable to any extent, the remainder of this Amendment and the application of such provision to other persons, entities or circumstances is not affected and such provision shall be enforced to the greatest extent permitted by law.
5. Terms of Agreement Ratified and Confirmed.  The Agreement, as modified, amended or supplemented by this Amendment, remains in full force and effect.
Signature Page Follows

Amendment No. 2 to
Fifth Amended and Restated Limited Liability Company Agreement of
Enterprise Products Holdings LLC

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Amendment as of the date first written above.
MEMBER:
DAN DUNCAN LLC
By:	/s/ Richard H. Bachmann
Name: Richard H. Bachmann Title: President and Chief Executive Officer

PARTNERSHIP REPRESENTATIVE: VOTING TRUSTEES UNDER THAT CERTAIN DAN DUNCAN LLC VOTING TRUST AGREEMENT DATED AS OF APRIL 26, 2006
/s/ Randa Duncan Williams
Randa Duncan Williams, Successor Voting Trustee
/s/ Richard H. Bachmann
Richard H. Bachmann, Successor Voting Trustee
/s/ Ralph S. Cunningham
Ralph S. Cunningham, Successor Voting Trustee

3
Amendment No. 2 to
Fifth Amended and Restated Limited Liability Company Agreement of
Enterprise Products Holdings LLC